UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

HANWHA Q CELLS CO., LTD.
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

83415U108

(CUSIP Number)

Hanwha Solar Holdings Co., Ltd.

Hanwha Chemical Corporation
Hanwha Corporation

Mr. Seung-Youn Kim

Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu

Seoul 04541, Korea

Phone Number: (82) 2 729 2517
Attention: Mr. Moon-Seong Choi

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this  13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Solar Holdings Co., Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF, OO (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,910,394,778 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,910,394,778 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,910,394,778 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)☐
13.	Percent of class represented by amount in Row (11) 94.0% (3)
14.	Type of reporting person (see instructions) CO

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical Corporation (“Hanwha Chemical”) on September 16, 2010, (b) the internal reserves of Hanwha Chemical, and (c) all of the issued and outstanding capital stock of a wholly-owned subsidiary of Hanwha Solar Holdings Co., Ltd. (“Hanwha”). Hanwha is a wholly-owned subsidiary of Hanwha Chemical.
(2)	The number of shares beneficially owned by the Reporting Persons is comprised of the following: (a) 3,903,989,723 ordinary shares of Hanwha Q CELLS Co., Ltd. (formerly known as Hanwha SolarOne Co., Ltd.) (the “Issuer”), par value US$0.0001 per share (“Ordinary Shares”) and (b) 128,101 ADSs (representing 6,405,055 Ordinary Shares). As reported in the Issuer’s most recent annual report on Form 20-F for the fiscal year ended December 31, 2017 as filed with the Securities and Exchange Commission on April 27, 2018 (the “Annual Report”), as of March 31, 2018, Hanwha also held 20,062,348 Ordinary Shares issued to Hanwha in connection with Hanwha’s purchase of 36,455,089 Ordinary Shares of the Issuer in September 2010 pursuant to that certain Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between the Issuer and Hanwha (the “Loaned Shares”). On July 23, 2018, the Issuer repurchased and cancelled all of such 20,062,348 Loaned Shares.
(3)	Percentage of class calculated based on 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Ordinary Shares) which have been reserved by the Issuer to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time (the “Option Reserve Shares”) and (b) the 20,062,348 Loaned Shares which were repurchased and cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Chemical Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b)☐
3.	SEC use only
4.	Source of funds (see instructions) WC, BK, OO (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,910,394,778 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,910,394,778 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,910,394,778 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 94.0% (3)
14.	Type of reporting person (see instructions) CO

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, (b) the internal reserves of Hanwha Chemical, and (c) all of the issued and outstanding capital stock of a wholly-owned subsidiary of Hanwha, which is a wholly-owned subsidiary of Hanwha Chemical.
(2)	The number of shares beneficially owned by the Reporting Persons is comprised of the following: (a) 3,903,989,723 Ordinary Shares and (b) 128,101 ADSs (representing 6,405,055 Ordinary Shares). As reported in the Annual Report, as of March 31, 2018, Hanwha also held 20,062,348 Loaned Shares. On July 23, 2018, the Issuer repurchased and cancelled all of such Loaned Shares.
(3)	Percentage of class calculated based on 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Option Reserve Shares) and (b) the 20,062,348 Loaned Shares which were cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

CUSIP No.: 83415U108

1.	Name of reporting person Hanwha Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,910,394,778 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,910,394,778 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,910,394,778 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 94.0% (3)
14.	Type of reporting person (see instructions) CO

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, (b) the internal reserves of Hanwha Chemical, and (c) all of the issued and outstanding capital stock of a wholly-owned subsidiary of Hanwha, which is a wholly-owned subsidiary of Hanwha Chemical.
(2)	The number of shares beneficially owned by the Reporting Persons is comprised of the following: (a) 3,903,989,723 Ordinary Shares and (b) 128,101 ADSs (representing 6,405,055 Ordinary Shares). As reported in the Annual Report, as of March 31, 2018, Hanwha also held 20,062,348 Loaned Shares. On July 23, 2018, the Issuer repurchased and cancelled all of such Loaned Shares.
(3)	Percentage of class calculated based on 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Option Reserve Shares) and (b) the 20,062,348 Loaned Shares which were cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

CUSIP No.: 83415U108

1.	Name of reporting person Mr. Seung-Youn Kim
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF (1)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,910,394,778 (2)
	8.	Shared voting power 0
	9.	Sole dispositive power 3,910,394,778 (2)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 3,910,394,778 (2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 94.0% (3)
14.	Type of reporting person (see instructions) IN

(1)	The sources of funds were: (a) a loan in the principal amount of $295 million from Korea Export-Import Bank to Hanwha Chemical on September 16, 2010, (b) the internal reserves of Hanwha Chemical, and (c) all of the issued and outstanding capital stock of a wholly-owned subsidiary of Hanwha, which is a wholly-owned subsidiary of Hanwha Chemical.
(2)	The number of shares beneficially owned by the Reporting Persons is comprised of the following: (a) 3,903,989,723 Ordinary Shares and (b) 128,101 ADSs (representing 6,405,055 Ordinary Shares). As reported in the Annual Report, as of March 31, 2018, Hanwha also held 20,062,348 Loaned Shares. On July 23, 2018, the Issuer repurchased and cancelled all of such Loaned Shares.
(3)	Percentage of class calculated based on 4,162,038,802 Ordinary Shares outstanding as of March 31, 2018 as reported in the Annual Report. This number excluded (a) the 10,136 ADSs (representing 506,800 Option Reserve Shares) and (b) the 20,062,348 Loaned Shares which were cancelled by the Issuer on July 23, 2018 and no longer outstanding. According to the Annual Report, the Issuer excluded those shares from the number of Ordinary Share equivalents deemed outstanding and stated that as it did not believe that they will increase the number of Ordinary Shares considered outstanding for the purpose of calculating beneficial ownership. Accordingly, the Reporting Persons have excluded the Option Reserve Shares from the number of outstanding Ordinary Shares for purposes of calculating and reporting the Reporting Persons’ beneficial ownership in this Schedule 13D. The Issuer’s total outstanding Ordinary Shares would have been 4,162,545,602 if the 506,800 Option Reserve Shares were included in the calculation of beneficial ownership. Inclusion or exclusion of the Option Reserve Shares would not materially change the Reporting Persons’ beneficial ownership percentage. In the case of inclusion of the Option Reserve Shares for purposes of calculating beneficial ownership, the Reporting Persons’ beneficial ownership percentage would be approximately 93.9%.

All information in this Amendment No. 9 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 9 to Schedule 13D is being filed by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim with the Securities and Exchange Commission (the “SEC”) on September 23, 2010, as amended by Amendment No. 1 to Schedule 13D filed jointly by the Reporting Persons with the SEC on December 1, 2010, as further amended by Amendment No. 2 to Schedule 13D filed jointly by the Reporting Persons with the SEC on July 1, 2011, as further amended by Amendment No. 3 to Schedule 13D filed jointly by the Reporting Persons with the SEC on August 17, 2012, as further amended by Amendment No. 4 to Schedule 13D filed jointly by the Reporting Persons with the SEC on April 22, 2013, as further amended by Amendment No. 5 to Schedule 13D filed jointly by the Reporting Persons with the SEC on December 8, 2014, as further amended by Amendment No. 6 to Schedule 13D filed jointly by the Reporting Persons with the SEC on February 6, 2015, as further amended by Amendment No. 7 to Schedule 13D filed jointly by the Reporting Persons with the SEC on August 2, 2018 and as further amended by Amendment No. 8 to Schedule 13D filed jointly by the Reporting Persons with the SEC on October 15, 2018 (as so amended, the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

This Amendment No. 9 to Schedule 13D is being submitted to fix a scrivener’s error in the Plan of Merger filed as Exhibit 99.13 hereto.

ITEM 2.	Identity and Background

The disclosure in Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Schedule C referenced in Item 2 of the Initial Schedule 13D is hereby amended and restated in its entirety and replaced with Schedule C hereto, which is incorporated in this Item 2 by reference.

ITEM 7. Material to Be Filed as Exhibits.

The disclosure in Item 7 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description
Exhibit 99.1*	Joint Filing Agreement, dated as of September 17, 2010, between Hanwha Solar Holdings Co., Ltd., Hanwha Chemical Corporation, Hanwha Corporation and Mr. Seung-Youn Kim.
Exhibit 99.2*	Share Purchase Agreement, dated as of August 3, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Chemical Corporation.
Exhibit 99.3*	Share Issuance and Repurchase Agreement, dated as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.
Exhibit 99.4*	Share Purchase Agreement, dated as of August 3, 2010, by and between Good Energies II LP and Hanwha Chemical Corporation.
Exhibit 99.5*	Share Purchase Agreement, dated as of August 3, 2010, by and between Yonghua Solar Power Investment Holding Ltd. and Hanwha Chemical Corporation.
Exhibit 99.6*	Shareholder Agreement, dated as of September 16, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.
Exhibit 99.7*	Assignment and Assumption Agreement, dated as of September 6, 2010, by and between Hanwha Chemical Corporation and Hanwha Solar Holdings Co., Ltd.
Exhibit 99.8#	Subscription Agreement, dated as of November 9, 2010, by and between Solarfun Power Holdings Co., Ltd. and Hanwha Solar Holdings Co., Ltd.
Exhibit 99.9**	Power of Attorney, dated August 17, 2012, by and between Seung-Youn Kim and Ki-Joon Hong.
Exhibit 99.10***	Share Purchase Agreement, dated as of December 8, 2014, by and among Hanwha SolarOne Co., Ltd., Hanwha Solar Holdings Co., Ltd. and Hanwha Q CELLS Investment Co., Ltd.
Exhibit 99.11‡	Amended and Restated Shareholder Agreement, dated as of December 8, 2014, by and between Hanwha SolarOne Co., Ltd. and Hanwha Solar Holdings Co., Ltd.
Exhibit 99.12‡‡	Proposal to the Issuer, dated August 2, 2018.
Exhibit 99.13‡‡‡	Plan of Merger, dated October 15, 2018.

*	Incorporated by reference to the exhibits to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 23, 2010.
#	Incorporated by reference to the exhibits to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on December 1, 2010.
**	Incorporated by reference to the exhibit to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on August 17, 2012.
***	Incorporated by reference to the exhibit to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on December 8, 2014.
‡	Incorporated by reference to the exhibit to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on February 6, 2015.
‡‡	Incorporated by reference to the exhibit to the Schedule 13D/A filed by the Reporting Persons with the Securities and Exchange Commission on August 2, 2018.
‡‡‡	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2018	HANWHA SOLAR HOLDINGS CO., LTD.

/s/ Sang-Heum Han
	Name:	Sang-Heum Han
	Title:	Director

Dated: October 23, 2018	HANWHA CHEMICAL CORPORATION

/s/ Chang-Bum Kim
	Name:	Chang-Bum Kim
	Title:	Chief Executive Officer

Dated: October 23, 2018	HANWHA CORPORATION

/s/ Kyeong-Seak Ok
	Name:	Kyeong-Seak Ok
	Title:	Chief Executive Officer

Dated: October 23, 2018	/s/ Seung-Youn Kim
SEUNG-YOUN KIM

SCHEDULE C

Directors and Executive Officers of Hanwha Corporation

Name and Title	Business Address	Present Principal Occupation or Employment	Country of Citizenship
Mr. Kyeong-Seak Ok, Chief Executive Officer	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Representative Director, Explosives Division of Hanwha Corporation	Korea
Mr. Youn-Chul Kim, Chief Executive Officer	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Representative Director, Machinery Division of Hanwha Corporation	Korea
Mr. Min-Suhk Lee, Chief Executive Officer	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Representative Director, Trade Division of Hanwha Corporation	Korea
Mr. Eui-Don Hwang, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Former Chief of Staff, Korean Army	Korea
Mr. Seok-Hoon Kang, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Managing Partner, Yulchon Law	Korea
Mr. Chang-Lok Kim, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Former Governor of Korea Development Bank	Korea
Mr. Yong-Koo Kim, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Former Representative Director of Daewoo Telecom	Korea
Mr. Kwang-Hun Lee, Independent Director	Hanwha Corporation Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul 04541, Korea	Former Deputy Director of Hanwha General Insurance	Korea